Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, March 28, 2007

Gammon Lake to Release 2006 Annual Financial Results April 2, 2007

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce that the Company’s 2006 annual financial results will be released on Monday, April 2, 2007. A conference call will be held on Tuesday, April 3, 2007 at 11:00am Atlantic Time (10:00am Eastern Time) to discuss the results. You may join the call by dialing:

North American Toll Free: 1-866-400-2280
Outside Canada & US: 416-850-9143

When the Operator answers; ask to be placed into the Gammon Lake 2006 Financials Conference Call.

If you are unable to attend the conference call, a playback will be available for 30 days immediately after the event by dialing 1-866-245-6755 or 416-915-1035 for calls from outside Canada and the US. Enter passcode 788798. The playback will also be posted on Gammon Lake’s website at www.gammonlake.com approximately two hours after the conference call.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company’s flagship Ocampo Project is now in commercial production and Gammon Lake is moving toward becoming a low-cost, mid-tier gold and silver producer in 2007. Gammon Lake remains 100% unhedged and is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) in 2007 from the Company’s Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake’s Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.